August 4, 2009

VIA EDGAR

Mr. John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sterling Financial Corporation (“Sterling”)
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 6, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 11, 2009
File No. 000-20800

Dear Mr. Nolan:

This letter responds to your letter dated July 21, 2009, regarding Sterling’s Annual Report on Form 10-K for the year ended December 31, 2008 and Form 10-Q for the period ended March 31, 2009. We have included our responses following your original inquiries, with the numbered paragraphs below corresponding to the numbered comments in your letter and with your comments reproduced in bold.

Form 10-K for the year ended December 31, 2008

Financial Statements

Note 1, Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-11

1.	We note that your market capitalization was significantly below the book value of your equity as of December 31, 2007, and that your market capitalization continued to decline even more considerably below the book value of your equity as of December 31, 2008. Considering this, please tell us specifically how you determined that the entire goodwill balance in your Community Banking segment was not impaired as of December 31, 2008.

Response:

Sterling respectfully submits that it evaluated goodwill for impairment, and retained the services of a third-party valuation consultant with specific expertise in valuing financial institutions, including in the context of the application of SFAS No. 142, to assist it in performing such evaluation. This valuation firm had not previously provided any valuation or other services to Sterling. Sterling annually tests goodwill for impairment as of June 30. However, given market conditions, Sterling determined it would be prudent to perform an interim evaluation as of December 31, 2008. The impairment testing as of December 31, 2008, was conducted pursuant to a two-step process consistent with the requirements of SFAS No. 142 as follows: Step 1. Identify potential goodwill impairment; and if applicable, Step 2. Measure the amount of the goodwill impairment loss to be recognized, if any.

It should be emphasized that testing for goodwill impairment requires consideration of other factors besides the relationship of the market capitalization of the holding company and the book value of consolidated equity. In addition, the appropriate entity for goodwill impairment testing is Sterling’s subsidiary, Sterling Savings Bank (the “Bank” or the “Reporting Unit”), not the consolidated holding company; the Bank comprises the entire Community Banking segment. This is a significant factor because the equity level and capital structure of the Bank are quite different than the holding company on a consolidated basis. Furthermore, Sterling is a multibank holding company, with three reporting units, the holding company, with no goodwill assigned to it, the Bank, with $449.0 million of goodwill, and another banking subsidiary, Golf Savings Bank, with $2.4 million of goodwill, as of December 31, 2008, prior to any impairment of goodwill.

At December 31, 2008, Sterling performed a Step 1 analysis, which indicated potential goodwill impairment of the Reporting Unit, so a Step 2 analysis was performed to measure the amount of goodwill impairment, if any. Upon completion of the Step 2 analysis, management determined that at December 31, 2008, the goodwill had become partially impaired at the Bank and fully impaired at Golf Savings Bank. The valuation process and conclusions with respect to the Bank are described below.

Step 1 Impairment Test. The estimated fair value was based on a hypothetical sale of control of the Bank as of the December 31, 2008, measurement date and, consistent with standard valuation practices, relied on the application of multiple control valuation techniques. The Control Premium approach used Sterling’s trading multiples of price to earnings, price-to-book value and price-to-tangible book value as a proxy for the Reporting Unit’s value (on a publicly-traded equivalent basis), which was then adjusted upwards for an appropriate premium for the acquisition of control. The Comparable Transactions approach reflected pricing ratios paid by third parties acquiring control of banking companies with similar characteristics in recent periods, and these multiples were used to develop a range of fair values for acquiring control of the Bank. The Discounted Cash Flow (“DCF”) approach estimated fair value based on the present value of assumed dividends over a five year period assuming the Bank were to remain independent plus the present value of a terminal value determined based on assumed acquisition pricing at the end of the fifth year.

In determining the estimated fair value of the Reporting Unit, consideration was given to the indicated valuation results under all three of the valuation approaches. The Comparable Transactions approach is based on Level 2 inputs pursuant to SFAS No. 157. The Control Premium approach is based on a combination of Level 1 inputs (the quoted price for Sterling’s stock as a proxy for the Bank’s value) and Level 2 inputs (an estimated control premium based on comparable transactions as applied to the Bank’s public equivalent value). The DCF approach is based on Level 3 inputs, including projections based on assumptions derived from the Bank’s 2009 budget and estimates by the valuation firm which were confirmed by management. All approaches were considered in the final estimate of fair value (see below), with each weighted based upon their applicability within the SFAS No. 157 hierarchy. In deriving the estimated fair value, the greatest weight was placed on the approaches utilizing Level 2 inputs – the Comparable Transactions and Control Premium approaches - and comparatively lower weight was placed on the DCF approach in light of the number of Level 3 inputs utilized.

Comparable Transactions	$950 million
Control Premium	$587 million
Discounted Cash Flow	$1,008 million

Estimated Fair Value of Reporting Unit	$800 million

Since the estimated fair value of $800 million was below the Bank’s common stockholders’ equity of $1.1 billion as of the measurement date, a Step 2 analysis was required to determine the amount of goodwill impairment, if any.

Step 2 Impairment Test. For the Step 2 analysis, all of the assets and liabilities of the Reporting Unit were assigned a fair value as if the Reporting Unit had been acquired in a business combination. The fair value of the Reporting Unit determined in Step 1 was compared to fair values assigned to its assets and liabilities in Step 2; the excess is the implied fair value of the goodwill of the Reporting Unit. The results of this analysis, coupled with the estimated fair value of $800 million determined in the Step 1 analysis, resulted in goodwill impairment of $221.4 million, which was recorded as of December 31, 2008. The results of the Step 2 analysis are set forth in the schedule below.

Amount
Valuation Conclusions	($000)
Fair Value of Reporting Unit (Step 1 Impairment Test)	$800,000
Fair Value of Net Assets (Step 2 Impairment Test)	572,442

Fair Value of Goodwill	$227,558
Carrying Value of Goodwill	$448,942

Goodwill Impairment Charge	$221,384

The reason for the difference between the $221.4 million charge estimated for the Bank and the $223.8 million expense recorded by Sterling is an impairment charge for the entire $2.4 million balance of goodwill related to Golf Savings Bank.

2.	In addition to our comment above, we note (according to the disclosure on page 8 of your March 31, 2009 Form 10-Q) that during the first quarter of 2009, you assessed the indicators of impairment noting there had been no significant changes since the year-end evaluation. Thus, you concluded that goodwill was not impaired as of March 31, 2009. In this regard, we note the company’s market capitalization continued to decrease and you again incurred a net loss. Please tell us and in future filings, beginning with your Form 10-Q for the quarter ended June 30, 2009, disclose the following additional information regarding your interim testing performed:

a.	The specific date upon which you assessed the indicators of impairment;

b.	The indicators of impairment you assessed and explain in detail how you determined there were no significant changes since the year-end evaluation; and

c.	Whether you believe quantitative testing for each reporting unit (using the two-step impairment test discussed in paragraphs 19-22 of SFAS 142) would have produced similar results;

d.	Given the significant decline in your stock price and market capitalization during 2009, if you have not already chosen to do so, we believe it would be beneficial to perform an additional goodwill impairment test as of the quarter ended June 30, 2009. As such, please disclose the results of this interim goodwill test in your second quarter Form 10-Q.

Response:

In response to items 2.a., 2.b. and 2.c. of your comments, Sterling respectfully submits the following background information regarding its interim goodwill test for the first quarter of 2009. As of March 31, 2009, Sterling evaluated whether events or circumstances had changed since December 31, 2008, the date of Sterling’s most recent goodwill impairment analysis, that would be considered a triggering event under SFAS No. 142 and require that its goodwill impairment testing be updated. Sterling recognizes the difficulties of the current economic environment and specifically the effects the current credit crisis is having on Sterling’s short term operating results. Sterling’s operating results have been affected by elevated levels of credit related charges, including higher loan loss provisions, charge-offs, nonaccrual interest reversals, and OREO charges. While Sterling continued to see increases in non-performing and classified assets during the first quarter of 2009, the rate of increase slowed compared to the third and fourth quarters of 2008. Sterling’s stock price had been under pressure during the first quarter of 2009, but the events causing the pressure, credit related issues and goodwill impairment, existed as of December 31, 2008. As of March 31, 2009, Sterling’s stock price had begun to recover from the lows seen during the first quarter of 2009, as financial stocks were being seen in a more favorable light. The current economic environment existed as of the date of its most recent goodwill impairment testing and therefore would not be considered a change in the current business climate, which is identified as a potential impairment indicator under SFAS No. 142. In addition, Sterling reviewed the other impairment indicators outlined in SFAS No. 142 and determined that none of the other conditions had changed since the completion of its most recent two-step impairment test. As of March 31, 2009, Sterling did not believe there were any changes in events or circumstances that required it to update its most recent goodwill impairment testing. Sterling believes that, had it performed a Step 2 impairment test as of March 31, 2009, it would have resulted in no goodwill impairment.

In response to Item 2.d. of your comments, Sterling respectfully submits the following background information regarding its annual goodwill impairment test as of June 30, 2009. Sterling evaluated goodwill for impairment and engaged the same third-party valuation consultant used to evaluate the fair value of goodwill as of December 31, 2008, to assist Sterling in assessing whether the Bank’s goodwill was impaired at June 30, 2009. The methodology used for the June 30, 2009 analysis was consistent with the methodology used for the analysis of prior periods, a description of which follows:

Step 1 Impairment Test. Consistent with the prior applications of SFAS No. 142, the value determined pursuant to Step 1 of the impairment testing was based on a hypothetical sale of control of the Bank. Three common approaches to valuation typical in business combination transactions involving financial institutions were employed. The Control Premium approach used Sterling’s trading multiples of price-to-earnings, price-to-book value and price-to-tangible book value as a proxy for the Reporting Unit’s value (on a publicly-traded equivalent basis), which was then adjusted upwards for an appropriate premium for the acquisition of control. The Comparable Transactions approach reflected pricing ratios paid by third parties acquiring control of banking companies with similar characteristics in recent periods, and these multiples were used to develop a range of fair values for acquiring control of the Bank. The DCF approach determined fair value based on the present value of assumed dividends over a five year period, assuming the Bank were to remain independent, plus the present value of a terminal value determined based on assumed acquisition pricing at the end of the fifth year.

The Comparable Transactions approach is based on Level 2 inputs pursuant to SFAS No. 157. The Control Premium approach is based on a combination of Level 1 inputs (the quoted price for Sterling’s stock as a proxy for the Bank’s pricing in the public markets) and Level 2 inputs (an estimated control premium based on comparable transactions). The DCF approach is based on Level 3 inputs, including projections of future operations, based on assumptions derived from Sterling, from the experience of the valuation firm and from publicly available sources.

All approaches were considered in the final estimate of fair value (see below), with the approaches weighted according to their applicability based upon the SFAS No. 157 hierarchy. In deriving the fair value conclusion, the greatest weight on the approaches utilizing Level 2 inputs – the Comparable Transactions, and Control Premium approaches – and comparatively lower weight was placed on the DCF approach in light of the number of Level 3 inputs utilized.

Comparable Transactions	$875 million
Control Premium	$322 million
Discounted Cash Flow	$987 million

Estimated Fair Value of Reporting Unit	$680 million

Since the fair value conclusion of $680 million was below the Bank’s common shareholders’ equity as of the measurement date, the valuation firm completed Step 2 of the analysis to calculate the amount of goodwill impairment, if any.

Step 2 Impairment Test. For the Step 2 analysis, all of the assets and liabilities of the Reporting Unit were assigned a fair value as if the Reporting Unit had been acquired in a business combination. The fair value of the Reporting Unit determined in Step 1 was compared to fair values assigned to its assets and liabilities in Step 2; the excess is the implied fair value of the goodwill of the Reporting Unit. The implied fair value of goodwill is $367.0 million which exceeds the $227.6 million carrying value of goodwill. Accordingly, there is no goodwill impairment indicated after completion of the Step 2 impairment analysis. The results of the Step 2 analysis are set forth in the schedule below.

Valuation Conclusions	Amount
($000)
Fair Value of Reporting Unit (Step 1 Impairment Test)	$680,000
Fair Value of Net Assets (Step 2 Impairment Test)	313,047
Fair Value of Goodwill	$366,953

Carrying Value of Goodwill	$227,558

Goodwill Impairment	None

Sterling respectfully submits that it plans to add the following language in its future filings beginning with its Form 10-Q for the quarter ended June 30, 2009 to disclose the methodology used in its annual impairment analysis:

“As of June 30, 2009 and December 31, 2008, Sterling had goodwill and other intangible assets totaling $251.8 million and $254.3 million, respectively. Goodwill represents the difference between the value of consideration paid and the fair value of the net assets received in a business combination. Other intangible assets represent acquired customer depository relationships. Intangible assets are periodically assessed for impairment. During the fourth quarter of 2008, due to reduced expectations for near term profitability, and the protracted decline in Sterling’s stock price and market capitalization, Sterling determined that an impairment had occurred, and wrote off $223.8 million of its goodwill. Sterling records impairment losses as charges to noninterest expense and adjustments to the carrying value of goodwill.

Goodwill is tested for impairment on an annual basis, or more frequently as events occur, or as current circumstances and conditions warrant. Sterling’s management performed an annual test of its goodwill and other intangible assets as of June 30, 2009, to determine whether and to what extent, if any, recorded goodwill was impaired. The analysis compared the fair value of each of the reporting units, including goodwill, to the respective carrying amounts. If the carrying amount of the reporting unit, including goodwill, exceeds the fair value of that reporting unit, then further testing for goodwill impairment is performed. Sterling’s Community Banking segment is the only reporting unit of Sterling that has any goodwill ascribed to it as of June 30, 2009.

In order to determine the fair value of its Community Banking segment, Sterling employed three valuation approaches: the Control Premium approach, the Comparable Transactions approach and the Discounted Cash Flow approach. The Control Premium approach used Sterling’s trading multiples of price-to-earnings, price-to-book value and price-to-tangible book value to estimate the Community Banking segment’s value as if it were publicly traded, with the Community Banking segment’s public equivalent value then adjusted upwards for an appropriate premium to reflect an acquisition of control. The Comparable Transactions approach reflected pricing ratios paid by third parties acquiring control of banking companies with similar characteristics in recent periods, and these multiples were used to develop a range of fair values for acquiring control of the Bank. The Discounted Cash Flow approach determined fair value based on the present value of assumed dividends over a five year period, assuming the Community Banking segment were to remain independent, plus the present value of a terminal value determined based on assumed acquisition pricing for the Community Banking segment at the end of the fifth year. The value derived from each approach was considered within the hierarchy prescribed by SFAS No. 157 to determine the fair value of the reporting unit. The comparison of the fair value of the reporting unit to its carrying value indicated that potential impairment existed. Sterling then performed the second step of goodwill impairment testing to determine how much, if any, impairment existed. In Step 2, Sterling assigned a fair value to all of the assets and liabilities of the reporting unit as if it had been acquired in a business combination. The Step 2 analysis indicated that the implied fair value of the goodwill exceeded the carrying value of goodwill. As a result of this analysis, Sterling determined that there was no goodwill impairment at June 30, 2009. Given the current economic uncertainty and the effects it is having on Sterling’s stock price and operating results, Sterling will continue to evaluate the triggering events of SFAS 142 to determine if goodwill impairment testing is required on a quarterly basis. No assurance can be given that the results of future goodwill impairment tests will not result in all or a portion of Sterling’s goodwill being written off.”

Note 4, Allowance for Credit Losses, page F-20

3.	Please tell us and revise future filings, both here and in your MD&A disclosure on page 14, to disclose how your policy of initially recording foreclosed real estate “at the lower of estimated fair value, less estimated selling expenses, or carrying value at foreclosure” complies with paragraph 28 of SFAS 15.

Response:

Sterling respectfully submits that it believes its policy of initially recording foreclosed real estate complies with paragraph 28 of SFAS 15. As outlined in paragraph 34 of SFAS 144, Sterling initially records its foreclosed real estate at the lower of the carrying value of the loan at the applicable foreclosure date or the fair value of the real estate, less the costs to sell the real estate.

Sterling plans to modify its description of its policy for initially recording foreclosed real estate in future filings beginning with its Form 10-Q for the quarter ended June 30, 2009 as follows:

“At the applicable foreclosure date, other real estate owned is recorded at the lower of the carrying value of the loan or the fair value of the real estate, less the costs to sell the real estate.”

Note 12, Income Taxes, page F-27

4.

We note your disclosure on page F-12 that you believe that it is “more likely than not” that you will be able to fully realize your deferred tax asset. However, we also note that you recorded a net loss for both the year ended December 31, 2008 and the quarter ended March 31, 2009, and that you are in a three-year cumulative net loss position at December 31, 2008. We also recognize the unsettled circumstances such as the continual deterioration in asset quality as reflected by the increase in non-performing and classified assets, as well as the corresponding increases in the amount of loan loss provisions that could adversely affect future profit levels. Please tell us how you considered the guidance in paragraph 23 of SFAS 109 when concluding that a valuation allowance was not necessary at both December 31, 2008 and March 31, 2009.

Response:

Sterling has a long history of operating profits and expects to return to profitability when the current credit cycle subsides. The loss Sterling experienced for the year ended December 31, 2008 was driven by credit related expenses and a goodwill impairment charge, the latter of which does not affect taxable income. Similarly, the loss in the first quarter ended March 31, 2009 was due to elevated credit related costs. Sterling considers the current level of credit related costs to be a temporary cycle that does not affect Sterling’s capacity to generate future income. In evaluating whether is it is more likely than not that Sterling will be able to fully realize its deferred tax asset, Sterling considers the four possible sources of future taxable income, as outlined in paragraph 21 of SFAS 109 and the effects of negative evidence, as outlined in paragraph 23 of SFAS 109. At both December 31, 2008 and March 31, 2009, Sterling expected to generate minimal taxable income for 2009 and then return to more normalized levels of taxable income in 2010 and beyond. Sterling considered its carryback ability with taxable income of $152 million in 2007 and $112 million in 2006. In addition, Sterling considered potential tax planning strategies that, if necessary, would be implemented. One such strategy related to Sterling’s Bank Owned Life Insurance policies that, if implemented, would result in $45 million of taxable income. When considering all of these sources of future taxable income, Sterling concluded that it was more likely than not that it would fully realize its deferred tax asset.

5.	To the extent you believe it is reasonably possible that you may need a material valuation allowance in future periods due to continued net losses resulting from increases to your provision from loan losses, goodwill impairment charges, current economic conditions or other events, please consider the need to provide disclosures in your MD&A and tax footnote in future filings that express such a risk.

Response:

Sterling recognizes that if the current levels of losses continue in future periods that it is reasonably possible that it may need to establish a valuation allowance against its deferred tax asset. Sterling plans to add the following language expressing such risk to its future filings beginning with its Form 10-Q for the quarter ended June 30, 2009:

“If the current credit cycle continues, it could affect Sterling’s ability to generate future taxable income in the near term. An extended period of losses could result in Sterling establishing a valuation allowance against its deferred tax asset. The establishment of a valuation allowance would be accounted for as a charge against income and would affect Sterling’s ability to recognize tax benefits on future losses.”

Form 10-Q for the period ended March 31, 2009

Management’s Discussion and Analysis

Results of Operations – Provision for Credit Losses, page 23

6.	We note your disclosure on page 25 that your process for resolving classified and non-performing assets involves “restructuring loans, obtaining additional collateral, repossessing problem assets and evaluating loans in relation to fair market value.” We also note that your classified assets increased 320.3% between 2007 and 2008 and another 8.7% between December 31, 2008 and March 31, 2009, and that your non-performing assets (as a component of classified assets) also increased accordingly. Please revise this disclosure in future filings, beginning with your Form 10-Q for the quarter ended June 30, 2009, to provide a more detailed and thorough disclosure describing your process for remediating (or collecting), classified assets.

Response:

Beginning with the Form 10-Q for the quarter ended June 30, 2009, Sterling plans to expand its disclosure to describe its process for remediating (or collecting) classified assets, as follows:

“In early 2008, in order to proactively address credit quality issues within its construction portfolios, Sterling established a Residential Construction Special Project Team with the goal of identifying, managing and resolving credit quality issues before they become classified. Sterling has also added resources to its Credit Administration and Special Assets Departments to address the increased volume of classified assets. When an asset becomes classified, the relationship is transferred to Sterling’s Special Assets Department. Sterling actively engages the borrower and guarantor to remedy the situation by requiring current financial information from the borrower(s) and guarantor(s) to determine a course of action. In addition, new collateral values are requested in order for Sterling management to perform evaluations for regulatory and decision making purposes, and updated title information is obtained to determine the status of encumbrances on the collateral. When possible, Sterling will require the borrower to provide additional collateral or capital. In conjunction with the receipt of additional collateral, Sterling will sometimes modify the terms of the loan. Often the new modified terms of the loan are consistent with terms that Sterling would offer a new borrower. If the modification of terms is considered concessionary, Sterling classifies the loan as a Troubled Debt Restructure and reports it as a nonperforming loan.

Sterling also may consider allowing a borrower to sell the underlying collateral for less than the outstanding balance on the loan if the current collateral evaluation supports the offer price. In such situations, Sterling typically requires the borrower to sign a new note for the resulting deficiency or bring cash to closing. In some situations Sterling releases the collateral only in a sale transaction, preserving its right to seek monetary judgments against the borrowers and guarantors.

If Sterling and a borrower are unable to achieve an acceptable resolution, Sterling may take a deed in lieu of foreclosure or initiate foreclosure on the underlying collateral. Under such circumstances, Sterling also simultaneously evaluates legal action for recovery against the borrowers and guarantors. After obtaining the collateral, Sterling actively works to sell the collateral.”

7.	We note your tabular disclosure on page 12 of your Form 10-K, which presents classified assets for the top 20 borrowers, sorted by market area, as of December 31, 2008. We believe this disclosure is very useful to users of your financial statements. Please revise future filings, beginning with your Form 10-Q for the quarter ended June 30, 2009, to present this disclosure as of the date of each interim and annual filing period, as appropriate.

Response:

Sterling confirms that it will add this type of disclosure to future filings. For the Form 10-Q for the quarter ended June 30, 2009, Sterling plans to add disclosure with respect to classified assets by the Top 20 Borrowers, sorted by market area as of June 30, 2009, as follows:

“At June 30, 2009, 69% of classified assets were related to construction, the majority of which was residential. The commercial construction and commercial banking loan portfolios have also been affected by the downturn in the housing market. Sterling’s classified assets as of June 30, 2009, included 20 borrowers who each held loans that in aggregate exceeded $13 million, and together constitute 39% of classified assets. Additional information regarding the classified assets of these 20 borrowers, sorted by market area, as of June 30, 2009 is provided in the following table:

June 30, 2009
Description	(Dollars in thousands)
Portland and Vancouver
Multifamily: 5 loans	$59,300
Acquisition and development: 70 loans	40,799
Acquisition and development, and spec: 172 loans	38,243
Acquisition and development, and lots: 15 loans	15,337
Lots: 2 loans	15,254

Total - Portland and Vancouver	168,933

Puget Sound
Commercial Real Estate: 3 Loans	54,400
Acquisition and development: 3 loans	29,694
Acquisition and development, specs and lots: 111 loans	19,666
Single family residential: 68 loans	16,594
Multifamily: 1 loan	15,362

Total - Puget Sound	135,716

Southern California
Acquisition and development, and commercial: 2 loans	21,438
Acquisition and development, and spec: 10 loans	16,481
Acquisition and development, and lots: 1 loan	14,774
Commercial Construction: 1 loan	13,585

Total - Southern California	66,278

Other markets
Acquisition and development, and spec: 1 loan	28,689
Acquisition and development: 11 loan	17,946
Commercial Construction: 1 loan	17,389
Multifamily: 1 loan	15,290
Acquisition and development: 1 loan	14,356
Acquisition and development, and spec: 24 loans	14,295

Total - other markets	107,965

Total - Classified Assets of top 20 borrowers	$478,892

8.	Please confirm whether you use external appraisals to determine the fair value of the underlying collateral for impaired loans which are collateral dependent. If so, please tell us and revise future filings, beginning with your Form 10-Q for the quarter ended June 30, 2009, to address the following:

a.	How and when you obtain external appraisals, and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.

b.	The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process.

c.	Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

d.	If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Response:

With respect to item 8.a. of your comments, Sterling confirms that it uses external appraisals to determine the fair value of underlying collateral for impaired loans, which are collateral dependent. It also relies on external appraisals for loans that are not fully collateral dependent. Sterling plans to include in its Form 10-Q for the quarter ended June 30, 2009 the disclosure in the second and third paragraphs below to address the timing of obtaining appraisals in relation to the timing of the provisioning. Sterling plans to add the disclosure in the third paragraph below to address item 8.b. of your comments. Sterling plans to add the disclosure in the second paragraph below to address the general timing of obtaining appraisals and the cause for any delays. Sterling plans to add the disclosure in the third paragraph below to address item 8.c. of your comments. Sterling respectfully submits that item 8.d. is not applicable because it uses external appraisals.

“The fair values of the underlying collateral for real estate loans, which may or may not be collateral dependent, are determined by using appraisals from qualified external sources. For commercial properties and residential development loans, the external appraisals are reviewed by qualified internal appraisal staff to ensure compliance with appropriate standards and technical accuracy. Updated appraisals are ordered in accordance with regulatory provisions that may include extensions or restructurings of commercial or residential real estate construction and permanent loans that have not performed within the terms of the original loan. Updated appraisals are also ordered for loans that have not been restructured, but that have stale valuation information and deteriorating credit quality that warrants classification as substandard.

The timing of obtaining appraisals may vary, depending on the nature and complexity of the property being evaluated and the general breadth of appraisal activity in the marketplace, but generally it is within 30 to 90 days of recognition of substandard status, following determination of collateral dependency, or in connection with a loan’s maturity or a negotiation that may result in the restructuring or extension of a real estate secured loan. Delays in timing may occur to comply with actions such as a bankruptcy filing or provisions of an SBA guarantee.

Estimates of market value may be used for substandard collateral dependent loans at quarter end if external appraisals are not expected to be completed in time for determining quarter end results or to update values between appraisal dates that reflect updated values based on recent sales activity of comparable inventory or pending property sales of the subject collateral. Estimates of value are never used to raise a value; however, estimates may be used to recognize deterioration of market values in quarters between appraisal updates. The judgment with respect to recognition of any provision or related charge-off for a confirmed loss also takes into consideration whether the loan is collateral dependent or whether it is supported by sources of repayment or cash flow beyond the collateral that is being valued. For loans that are deemed to be collateral dependent, the amount of charge-offs is determined in relation to the collateral’s appraised value. For loans that are not deemed to be collateral dependent, the amount of charge-offs may differ from the collateral’s appraised value because there is additional support for the loan, such as cash flow from other sources.”

Liquidity and Capital Resources, page 32

9.	Please tell us and revise your future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury.

a.	Clearly identify the methodologies and assumptions used to calculate the fair value of each the preferred stock and the warrants.

b.	As part of that disclosure, please quantify the discount rate used to value the preferred stock.

c.	Clearly identify how you determined and allocated the relative fair value of the preferred stock and the warrants and how you computed the amount of the discount on the preferred.

d.	Clearly identify how those factors were considered in the calculation of the accretion amount reported, and tell us how computed the amount of accretion.

Response:

Sterling respectfully submits the following background information regarding its issuance of preferred stock and warrants to the U.S. Department of the Treasury (the “U.S. Treasury”). On December 5, 2008, Sterling completed the sale of 303,000 shares of preferred stock and issued a warrant to purchase 6,437,677 shares of Sterling’s common stock to the U.S. Treasury, raising total proceeds of $303 million. The $303 million in proceeds are treated as Tier 1 capital. The 303,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Preferred Shares”), issued by Sterling will pay a cumulative compounding dividend of 5% per year for the first five years and will be adjusted to a rate of 9% per year after five years. Subject to approval by Sterling’s banking regulators, the Preferred Shares may be redeemed by Sterling at their issue price, plus all accrued and unpaid dividends. In addition to the Preferred Shares, the U.S. Treasury received a warrant with a ten year exercise period to purchase 6,437,677 shares of Sterling common stock at an exercise price of $7.06 per share.

Sterling respectfully submits that it plans to add the following language pertaining to the issuance of preferred stock and warrants to the U.S. Treasury to its future filings beginning with its Form 10-Q for the quarter ended June 30, 2009:

“The initial value allocated to the preferred stock was $292 million, with the remaining $11 million attributed to the warrant. The allocation was based on the relative fair value for the preferred stock and the warrant, respectively, to the total fair value of the combined preferred stock and warrant. The fair value of the preferred stock was estimated using a discounted cash flow methodology at an assumed market equivalent rate of 12%, with 20 quarterly payments over a five year period. The fair value of the warrant was estimated using the Black-Scholes option pricing model, with assumptions of 50% volatility, a risk free rate of 2.68%, a yield of 6.53% and an estimated exercise period of 10 years. The value attributed to the warrant is being accreted as a discount on the preferred stock straight line over five years.”

Closing Comments

In providing this response, Sterling acknowledges that:

1)	Sterling is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Sterling may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 509-458-3711 should you have any questions or additional comments.

Sincerely,

STERLING FINANCIAL CORPORATION

By:	/s/ Daniel G. Byrne
Daniel G. Byrne
Executive Vice President, Assistant Secretary, and Chief Financial Officer